                                                FILED PURSUANT TO RULE 424(B)(2)
                                                REGISTRATION STATEMENT 333-57194

PROSPECTUS

                          MACK-CALI REALTY CORPORATION
                                 122,062 SHARES
                                  COMMON STOCK

    Mack-Cali Realty Corporation, a Maryland corporation, is a fully integrated real estate investment trust that manages and conducts its business through Mack-Cali Realty, L.P., a Delaware limited partnership. This prospectus covers the resale of shares of our common stock by certain persons listed in this prospectus as our selling shareholders. They are offering and selling up to 122,062 shares of our common stock. We may issue these shares of our common stock to such selling shareholders to the extent they exchange their units of limited partnership interests in Mack-Cali Realty, L.P. for an equal number of shares of our common stock. All net proceeds from the sale of the shares of common stock offered by this prospectus will go to the selling shareholders. We will not receive any proceeds from such sales.

    The selling shareholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

    Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "CLI." The closing price of our common stock on March 15, 2001, was $26.90 per share.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is April 3, 2001

    We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
AVAILABLE INFORMATION.......................................      3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............      3

INFORMATION ABOUT US........................................      4

USE OF PROCEEDS.............................................      4

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..............      5

SELLING SHAREHOLDERS........................................      5

PLAN OF DISTRIBUTION........................................      7

DESCRIPTION OF SECURITIES TO BE REGISTERED..................      8

LEGAL MATTERS...............................................     10

EXPERTS.....................................................     10

                             AVAILABLE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    (1) Our Annual Report on Form 10-K (File No. 1-13274) for the fiscal year
       ended   December 31, 2000;

    (2) Our Current Report on Form 8-K (File No. 1-13274) dated February 22, 2001; and

    (3) The description of our common stock and the description of certain provisions of the laws of the State of Maryland and our charter and bylaws, both contained in our Registration Statement on Form 8-A, dated August 9, 1994.

    You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address.

                          Mack-Cali Realty Corporation
                    Attention: Investor Relations Department
                               11 Commerce Drive
                        Cranford, New Jersey 07016-3501
                                 (908) 272-8000

    You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

    ALL REFERENCES IN THIS PROSPECTUS TO "WE," "US," OR "OUR" INCLUDE MACK-CALI REALTY CORPORATION, A MARYLAND CORPORATION, AND ANY SUBSIDIARIES OR OTHER ENTITIES THAT WE OWN OR CONTROL. ALL REFERENCES TO "MACK-CALI REALTY, L.P." IN THIS PROSPECTUS INCLUDE MACK-CALI REALTY, L.P., A DELAWARE LIMITED PARTNERSHIP, AND ANY SUBSIDIARIES OR OTHER ENTITIES THAT IT OWNS OR CONTROLS. ALL REFERENCES IN THIS PROSPECTUS TO "COMMON STOCK" REFER TO OUR COMMON STOCK, PAR VALUE $.01 PER SHARE. ALL REFERENCES IN THIS PROSPECTUS TO "UNITS," REFER TO THE UNITS OF LIMITED PARTNERSHIP INTEREST IN MACK-CALI REALTY, L.P.

                              INFORMATION ABOUT US

    We are a fully-integrated, self-administered and self-managed real estate investment trust, or "REIT." We own and operate a portfolio predominantly comprised of class A office and office/flex properties located primarily in the Northeast, as well as commercial real estate leasing, management, acquisitions, development and construction businesses. Mack-Cali Realty, L.P. conducts substantially all of the operations relating to such properties.

    As of March 15, 2001 our portfolio consisted of 267 properties, aggregating approximately 28.5 million square feet, plus developable land. Our properties are comprised of (a) 258 wholly-owned or company-controlled properties consisting of 156 office buildings and 89 office/flex buildings (properties whose square footage predominantly consist of office space, a part of which is utilized as warehouse space), totaling approximately 26.7 million square feet, six industrial/warehouse buildings aggregating approximately 387,400 square feet, two multi-family residential complexes consisting of 451 units, two stand-alone retail properties and three land leases and (b) eight office buildings and one office/flex building, aggregating approximately 1.4 million square feet, owned by unconsolidated joint ventures in which we have investment interests. As of December 31, 2000, our office, office/flex and industrial/warehouse properties not owned by unconsolidated joint ventures were approximately 96.8% leased to over 2,400 tenants. Our properties currently are located in 11 states, primarily in the northeast, plus the District of Columbia.

    Our strategy has been to focus our acquisition, operation and development of office properties in markets and sub-markets where we believe we are, or can become, a significant and preferred owner and operator. We believe that our properties have excellent locations and access and that we effectively maintain and professionally manage them. As a result, we believe that our properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets. We will continue this strategy by expanding, through acquisitions and/or development, in northeast markets and sub-markets where we have, or can achieve, similar status. Management believes that the recent trend towards increasing rental rates in our sub-markets continues to present opportunities for internal growth. Management also believes that its extensive market knowledge provides us with a significant competitive advantage which is further enhanced by our strong reputation for, and emphasis on, delivering highly responsive, professional management services.

    We were incorporated under the laws of the State of Maryland on May 24, 1994. Our executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016 and our telephone number is (908) 272-8000. We have an internet website address at http://www.mack-cali.com.

                                USE OF PROCEEDS

    We are registering the shares of common stock offered by this prospectus for the account of the selling shareholders identified in the section of this prospectus entitled "Selling Shareholders." All of the net proceeds from the sale of the common stock will go to the shareholders who offer and sell their shares of such stock. We will not receive any part of the proceeds from the sale of such shares.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Our charter and bylaws contain certain provisions to indemnify our directors and officers against liability incurred by them as a result of their services as directors and/or officers. We have been informed that in the opinion of the Securities and Exchange Commission, our indemnification of our directors, officers or controlling persons for liabilities arising under the Securities Act of 1933, as amended, is against public policy as expressed in the Securities Act, and therefore is unenforceable.

                              SELLING SHAREHOLDERS

    The selling shareholders are persons listed in the table below who may receive shares of our common stock in exchange for their units of limited partnership interest in Mack-Cali Realty, L.P. We are registering for the ten selling shareholders the resale of an aggregate of 122,062 shares of our common stock, which we will issue to such selling shareholders upon their redemption of 122,062 common units for an equal number of shares of our common stock in accordance with the terms described in this section of the prospectus.

    In connection with our acquisition of a 0.1% interest in a joint venture with G&G Martco, we issued 437 common units to one of the selling shareholders. In connection with our acquisition of 28.1 acres of vacant land located in Roseland, New Jersey, we issued 121,624 common units to eight of the selling shareholders. In connection with our use of a New Jersey broker of record, we issued one common unit to one of the selling shareholders.

    Holders of common units may require Mack-Cali Realty, L.P. to redeem all or part of their common units for (1) cash, based upon the fair market value of an equivalent number of shares of common stock at the time of such redemption or
(2) shares of common stock on a one-for-one basis. The selling shareholders may convert their common units into shares of common stock on a one-for-one basis after the one year anniversary date of the issuance of the common units.

    We may assume Mack-Cali Realty, L.P.'s obligation to redeem the common units in exchange for, at our election, either cash or shares of common stock. However, we may not pay for such redemption with shares of common stock if, after giving effect to such redemption, any person would beneficially or constructively own shares in excess of the ownership limit described in "Restrictions on Transfer".

    The following table sets forth, as of March 15, 2001, (1) the name of each selling shareholder, (2) the number of shares of our common stock owned by each selling shareholder, (3) the maximum number of shares of common stock which the selling shareholders can sell pursuant to this prospectus and (4) the number of shares of common stock that the selling shareholders would own if they sold all their shares registered by this prospectus. We have not issued any shares of our common stock underlying the selling shareholders' units offered by this prospectus to the selling shareholders. Each selling shareholder will receive all of the net proceeds from the sale of his or her shares of common stock offered by this prospectus.

    Since the selling shareholders may sell all or part of their shares of common stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

THE SELLING SHAREHOLDERS

                                                                NUMBER OF SHARES OF
                                             NUMBER OF SHARES      COMMON STOCK
                                             OF COMMON STOCK     UNDERLYING COMMON      NUMBER OF SHARES
                                              HELD PRIOR TO         UNITS TO BE         OF COMMON STOCK
                                                   THIS         REGISTERED BY THIS     TO BE OWNED AFTER
NAME                                           OFFERING (1)         PROSPECTUS        THIS OFFERING (1)(2)
----                                         ----------------   -------------------   --------------------
Angela Cali................................        80,273             16,751(3)              63,522
Joanne Cali................................        80,274             16,751(4)              63,523
John R. Cali...............................       589,006             16,751(5)             572,255
The Lawrence and Maria Feldman Trust.......        48,079                  437               47,642
Gary Seminara..............................        18,866                4,927               13,939
Gloria Seminara............................       104,313                9,998               94,315
Jonna Cali.................................        66,481               14,569               51,912
Christopher Cali...........................        76,454               16,751               59,703
Susan Sandson..............................       109,709               25,126               84,583
Louis Amalfitano...........................         1,201                    1                1,200

------------------------------

(1) Includes shares of common stock underlying common units, vested options to purchase common stock and common stock.

(2) Assumes all shares of common stock registered by this prospectus are sold.

(3) 16,751 units were originally issued to the Angelo R. Cali 1975 Trust f/b/o Angela Cali and were transferred to Angela R. Cali upon the dissolution of said trust on March 7, 2000.

(4) 16,751 units were originally issued to Angelo R. Cali 1975 Trust f/b/o Joanne Cali and were transferred to Joanne Cali upon the dissolution of said trust on March 7, 2000.

(5) 16,751 units were originally issued to Angelo R. Cali 1975 Trust f/b/o John
    R. Cali and were transferred to John R. Cali upon the dissolution of said trust on March 7, 2000.

    No selling shareholder will own one percent or more of our common stock after completion of the offering.

    Information regarding each selling shareholder's current relationship with us or our predecessors and affiliates and such relationships, if any, within the past three years is set forth below.

NAME                                           RELATIONSHIP WITH US, OUR PREDECESSORS AND AFFILIATES
----                                           -----------------------------------------------------
John R. Cali                                   John R. Cali has served as a member of our Board of
                                               Directors and as a member of the Executive Committee
                                               of our Board of Directors since June 2000. Mr. Cali
                                               served as our Executive Vice President-Development
                                               until June 2000, and as our Chief Administrative
                                               Officer until December 1997.

Gary Seminara                                  Gary Seminara served as one of our Property Managers
                                               from October 25, 1995 until August 3, 1999.

Louis Amalfitano                               Louis Amalfitano has served as one of our Directors
                                               of Leasing since November 18, 1999.

                              PLAN OF DISTRIBUTION

    Once the selling shareholders have exchanged their common units for shares of common stock, the selling shareholders may from time to time offer and sell their shares of common stock offered by this prospectus. We have registered their shares for resale to provide their transferees with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any of their shares.

OFFER AND SALE OF SHARES

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

    - on the New York Stock Exchange or other exchanges on which the common stock is traded at the time of sale;

    - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

    - in privately negotiated transactions.

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of common stock in one or more of the following transactions:

    - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

    - an exchange distribution in accordance with the rules of the exchange; and

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

    The selling shareholders may accept and, together with any agent of the selling shareholders, reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus.

BROKERS AND DEALERS

    SELLING THROUGH BROKERS AND DEALERS. The selling shareholders may select brokers or dealers to sell their shares of common stock. Brokers or dealers that the selling shareholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling shareholders may give such brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under such rule rather than pursuant to this prospectus.

    SUPPLEMENTAL PROSPECTUS REGARDING MATERIAL ARRANGEMENTS. If and when a selling shareholder notifies us that he, she or it has entered into a material arrangement with a broker or dealer for the sale of his, her or its shares of common stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. The supplemental prospectus will provide: (1) the name(s) of each such selling shareholder(s) and of the participating broker-dealer(s);
(2) the number of shares of common stock involved; (3) the price at which such shares were sold; (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (6) other facts material to the transaction.

    COMMISSIONS. The selling shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

SUPPLEMENTAL PROSPECTUS REGARDING SALES

    To the extent required, we will set forth in a prospectus supplement accompanying this prospectus or, if appropriate, in a post-effective amendment, the following information: (1) the amount of the shares of common stock to be sold; (2) purchase prices; (3) public offering prices; (4) the names of any agents, dealers or underwriters; and (5) any applicable commissions or discounts with respect to a particular offer. The selling shareholders and agents who execute orders on their behalf may be deemed to be "underwriters" as that term is defined in Section 2(11) of the Securities Act. A portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

COMPLIANCE WITH STATE SECURITIES LAWS

    We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

LIMITATIONS IMPOSED BY EXCHANGE ACT RULES AND REGULATIONS

    Certain provisions of the Securities Exchange Act of 1934, as amended, and the related rules and regulations will apply to the selling shareholders and any other person engaged in a distribution of shares of the common stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.

PAYMENT OF INCIDENTAL EXPENSES

    We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. We estimate such expenses to be approximately $28,823.61.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

    Pursuant to our charter, we have the authority to issue 190,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At March 15, 2001, 56,875,313 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

COMMON STOCK

    VOTING, DIVIDEND AND OTHER RIGHTS. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of our charter regarding the restrictions on transfer of such stock, discussed in "Restrictions on Transfer" below.

Holders of shares of common stock do not have any cumulative voting rights. This means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities. All shares of common stock will, when issued, be duly authorized, fully paid, and nonassessable. We may pay dividends to the holders of shares of common stock if and when our board of directors declares such dividends out of legally available funds.

    RIGHTS UPON LIQUIDATION. Under Maryland law, our stockholders generally are not liable for our debts or obligations. Upon our liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each holder of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Such debts and liabilities may arise from our status as general partner of Mack-Cali Realty, L.P.

    OWNERSHIP LIMIT. Under our charter, with certain exceptions, no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code of 1986, as amended, more than 9.8 percent of the value of our issued and outstanding shares of capital stock. See "Restrictions on Transfer" below.

    TRANSFER AGENT. Equiserve Trust Company, N.A. is the registrar and transfer agent for our common stock.

RESTRICTIONS ON TRANSFER

    OWNERSHIP LIMIT. For us to qualify as a real estate investment trust under the Internal Revenue Code, we must meet the following requirements concerning the ownership of outstanding shares of our capital stock:

    - five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) may not collectively own, directly or indirectly, by virtue of the application of constructive ownership rules, more than 50 percent of the value of our outstanding capital stock during the last half of a taxable year; and

    - at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year of less than 12 months.

Further, under our charter, subject to certain exceptions, no holder of shares of our capital stock may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.8 percent by value of our outstanding capital stock. Such limit will be referred to in this prospectus as the "Ownership Limit."

    EXEMPTION FROM OWNERSHIP LIMIT. Our board of directors may exempt a person from the Ownership Limit if the board of directors or our tax counsel is satisfied that such ownership will not then or in the future jeopardize our status as a real estate investment trust. To obtain such exemption, the intended transferee of shares of our capital stock must (1) give us written notice of the proposed transfer and (2) furnish such opinions of counsel, affidavits, undertakings, agreements and information as the board of directors may require no later than the 15th day before any transfer which could cause the intended transferee's direct or beneficial ownership of shares to exceed the Ownership Limit. If the board of directors decides that it is no longer in our best interests to continue to qualify as a real estate investment trust, then the restrictions on transferability and ownership will not apply.

    NULL AND VOID TRANSFERS. A transfer of shares of capital stock shall be null and void and the intended transferee of such shares will not acquire any rights in such shares if the transfer would:

    - result in such transferee beneficially owning shares of capital stock in excess of the Ownership Limit;

    - result in our capital stock being owned, directly or indirectly, by fewer than 100 persons; or

    - result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code.

    CERTIFICATE LEGEND REFERRING TO RESTRICTIONS. All certificates representing shares of our common stock will bear a legend referring to the restrictions described in the above section entitled "Restrictions on Transfer--Null and Void Transfer."

    REQUIRED DISCLOSURES BY STOCKHOLDERS. Every owner (including any beneficial owner whose shares are held of record by another person as nominee for such beneficial owner, as well as any such nominee with respect to such beneficial owner) of more than five percent (or such lower percentage as the Internal Revenue Code or related regulations require) of our issued and outstanding shares of capital stock must give us written notice containing certain information specified in our charter no later than January 30 following the end of each of our years. In addition, every beneficial owner of our capital stock and each person (including a stockholder of record) who is holding capital stock for a beneficial owner of our capital stock must, upon our demand, provide to us such information that we may request, in good faith, to determine the effect of our beneficial owners' direct, indirect and constructive ownership of such shares on our status as a real estate investment trust.

    EFFECT OF OWNERSHIP LIMITS ON CONTROL OF OUR COMPANY. The ownership limitations set forth in this prospectus may prevent the acquisition of control of our company without the consent of the board of directors.

                                 LEGAL MATTERS

    Pryor Cashman Sherman & Flynn LLP, New York, New York, will issue an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                          MACK-CALI REALTY CORPORATION

                                ---------------

                                 122,062 SHARES
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 APRIL 3, 2001

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